Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 364/2002

September 20, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

02055042

RECD S.E.C.
SEP 2 5 2002
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105